Exhibit 99.1

PRESS RELEASE

South Africa: TotalEnergies signs an agreement to divest its minority stake in Natref refinery to the Prax Group

Paris, December 1st, 2023 – In line with its strategy to divest non-core assets, TotalEnergies has announced the signature of an agreement to divest the 36.36% minority stake, held by TotalEnergies Marketing South Africa, in National Petroleum Refiners of South Africa (Natref) to the Prax Group. The transaction is subject to customary approvals, consents and authorisations.

Located at Sasolburg (Free State, South Africa), Natref refinery has a capacity of 108 500 barrels of oil per day, supplies the main South African inland market of Johannesburg area and is operated by a Joint Venture between Sasol (63,64%) and TotalEnergies Marketing South Africa.

“The transaction is in line with the Company strategy to focus on its large integrated fuels & petrochemicals platforms and to divest its non-core assets” commented Jean-Pierre Sbraire, Chief Financial Officer of TotalEnergies.

TotalEnergies has been present in South Africa for nearly seventy years, produces and markets a wide range of energies from fuels, biofuels, natural gas and green gases, renewables and electricity and remains committed to its operations in the country.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).